FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ/MF) number 47.508.411/0001-56

Commercial Registry (NIRE) number 35.300.089.901

MINUTES OF THE ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

HELD ON APRIL 16, 2014

1.                  DATE, TIME AND PLACE: On the sixteenth day of April of 2014, at 10 a.m., at Companhia Brasileira de Distribuição (“Company”) headquarters, located at Avenida Brigadeiro Luís Antônio, No. 3.142, in the Capital of the State of São Paulo.

2.                  CALL: Call notice duly published on the State of São Paulo Official Register, issues of March 14th, 15th and 18th, 2014, on pages 89, 30 and 106, respectively, and in “O Estado de São Paulo” newspaper, issues of March 14th, 15th and 18th, 2014, on pages B11, B30 and B15 respectively.

3.                  QUORUM: Shareholders representing more than two thirds of the voting capital of the Company, according to the signatures set on the respective Shareholders Attendance Book, thus being demonstrated the legal quorum for the Meeting to be held. Also presented Mrs. Mario Probst and Raimundo Lourenço Maria Christians, members of the Fiscal Council, and Mrs. Eduardo Franco Tenório, representatives of Deloitte Touche Tohmatsu Auditores Independentes.

4.                  MEETING BOARD:  Mr. Ronaldo Iabrudi dos Santos Pereira, Chief Executive Officer of the Company, presided over the Meeting, under Article 9 of the Bylaws, and invited me, Marcelo Acerbi de Almeida, to act in the capacity of his Secretary.

5.                  AGENDA:  In place of Annual Meeting:  (i) Reading, discussion and voting the financial statements related to the year ended on December 31st, 2013; (ii) Approval of the Management Proposal for designation of retained earnings for the fiscal year ended on December 31st, 2013; (iii) Approval of the Capital Budgeting; (iv) Determination of annual global compensation of the Company’s management and Fiscal Council of the Company, in case of the shareholders require its summoning; and, in place of Special Meeting: (v) Approval of the Management Proposal related to the Investment Plan for 2014; (vi)  Approval of the Management Proposal related to: (i) insertion of Sections “x” and “y” on Article 2nd; of Paragraph 2nd on Article 16;

Section “q” and Paragraphs 1st and 2nd on Article 18, with the consequent renumbering of the following items; (ii) amendment of Articles 4th “caput”, 9th “caput” and Section “xv”; 12 Paragraph 1st,13 “caput” and sole Paragraph; 14 sole Paragraph; 15 “caput” and Paragraphs 1st, 2nd, 3rd; and 16,“caput”; 17º ‘caput’; 18, Sections “g”, “n”, “o”, “p” and “q”; 19 “caput”; 20,”caput”; 21 “caput”; 22 “caput” and Paragraph 4th; 23 “caput”; 27 Section “c”; 29 Paragraphs 1st and 3rd on Section “a”, and (iii) exclusion of Sections “xii”, “xiii”, “xiv”, “xvi”, “xvii”, “xviii” and Paragraphs 2nd and 3rd of Article 9th, Paragraphs 1st, 2nd and 3rd of Article 22, with the consequent renumbering of the following Articles of Company’s Bylaws, as well as its consolidation; (vii) Election of the members of Company’s Board of Directors, and (viii) Approval of Management Proposal for ratification of the acquisition of controlling participation of Nova Pontocom Comércio Eletrônico S.A. and for approval of the Evaluation Report for the acquisition of controlling participation of Nova Pontocom Comércio Eletrônico S.A., in compliance with Article 256; Paragraph 1st, of Law No. 6.404/76.

6.                  SUMMARY OF RESOLUTIONS: The Shareholders’ Meeting, upon the absence of those legally incapable, resolved as follows:

In Place of Annual Meeting

6.1.            Approved, by unanimous vote of the present, the balance sheet and further Financial Statements, dully followed by Independent Auditors and Fiscal Council’s Reports, concerning the fiscal year ended on December 31, 2013 without qualifications, published on the State of São Paulo Official Register on February 15, 2014, on pages 2 to 13, and in “O Valor Econômico” newspaper, on February 14, 15 and 16, 2014, on pages A13 to A21.

6.2.            Approved, by unanimous vote of the present, the Management Proposal concerning the designation of the income of the fiscal year ended on December 31 2013, especially as regards the approval of distribution of dividends in the amount of one hundred and fifty million five hundred forty-eight thousand, eight hundred fifty-three Brazilian Reais and forty-two cents (R$ 150,548,853.42) corresponding to:(i) R$ 0.5353953451 per one common share; and (ii) 0,5889348796 per one preferred share. The total amount of dividends related to the fiscal year ended on December 31, 2013, distributed by the Company, including the amount of ninety-nine million, four hundred and eighteen thousand, seven hundred and sixty-one Brazilian Reais and forty-three cents (R$ 99,418,761.43) of dividends in advance already distributed, is two hundred forty-nine million, nine hundred and sixty seven thousand and six hundred and fourteen Brazilian Reais and eighty-five cents (R$249,967,614.85), corresponding to (i) R$ 0,888957268 per common share; and R$ R$ 0,977852995 per preferred share. The proposed dividends shall be paid in Brazilian currency and within up to sixty (60) days from this date. All the shares shall be entitled to dividends on April 16, 2014 base date. As of April 17, 2014, the shares shall be negotiated “ex-right” to dividends.

6.3.            Approved, by unanimous vote of the present, the Company’s Capital Budgeting for the fiscal year of 2014, as per the Management Proposal, under the terms of Article 196 of Law 6,404/76. By this means, remains hereby approved the retaining partially of the net profit of the fiscal year of 2013, in the amount of seven hundred forty-nine million, nine hundred and two thousand, eight hundred and forty-four Brazilian Reais and fifty-four cents (R$749,902,844.54), for purposes to application on Investment Plan of 2014, being six hundred seventy-four million, nine hundred twelve thousand, five hundred and sixty Brazilian Reais and nine cents (R$674,912,560.09) designated for the Expansion Reserve (Article 36, Paragraph 2nd, of the Bylaws) and seventy-four million nine hundred ninety thousand two hundred and eighty-four Brazilian Reais and forty-five cents (R$74,990,284.45) as Capital Budgeting.

6.4.            Fixed, by unanimous vote of the present, the annual global compensation of the Company’s management in the amount up to eighty-two million, four hundred ninety thousand five hundred and forty-six Brazilian Reais (R$82,490,546.00), which shall be divided as follows: (i) five million, six hundred and fourteen thousand five hundred ninety-six Brazilian Reais (R$5,614,596.00), designed to the Company’s Board of Directors and its advisory committees; and (ii) seventy-six million, eight hundred seventy-five thousand, nine hundred and fifty Brazilian Reais (R$76,875,950.00), designed to the Executive Board, not considering the option to purchase shares of the current stock option plan. Also, fixed the annual global compensation of the Company’s Fiscal Council which in the amount of eight hundred and forty thousand Brazilian Reais (R$840,000.00).

In Place of Special Meeting

6.5.            Approved, by unanimous vote of the present, the Management Proposal concerning the Investment Plan for 2014, in the total amount of up to one billion, six hundred and nineteen million Brazilian Reais (R$1,619,000,000.00), for purposes of (i) opening of stores, land acquisition and conversion of stores; (ii) restructuring of stores; and (iii) infrastructure in IT, logistics and further.

6.6.            Approved, by unanimous vote, of the Management Proposal related to amendment of Company’s Bylaws, in connection with: (i) insertion of Sections “x” and “y” on Article 2nd; of Paragraph 2nd on Article 16; Section “q” and Paragraphs 1st and 2nd on Article 18, with the consequent renumbering of the following items; (ii) Amendment of Articles 4th “caput”, 9th

“caput” and Section “xv”; 12 Paragraph 1st; 13 “caput” and Sole Paragraph; 14 Sole Paragraph; 15 “caput” and Paragraphs 1st, 2nd, 3rd; and 16,“caput”; 17º ‘caput’; 18, Sections “g”, “n”, “o”, “p” and “q”; 19 “caput”; 20,”caput”; 21 “caput”; 22 “caput” and Paragraph 4th; 23 “caput”; 27 Section “c”; 29 Paragraphs 1st and 3rd on Section “a”, and (iii) exclusion of Sections “xii”, “xiii”, “xiv”, “xvi”, “xvii”, “xviii” and Paragraphs 2nd and 3rd of Article 9th, Paragraphs 1st, 2nd and 3rd of Article 22, with the consequent renumbering of the following Articles of Company’s Bylaws.

6.6.1.      Afterward the amendments at Company’s Bylaws hereon approved, the shareholders decided to consolidate Company’s Bylaws as settled on Exhibit I.

To elect, by unanimous vote of the present, in order to make up the Company’s Board of Directors, for a term of office that ends in the Annual Shareholders’ Meeting to be held on 2015, Mr. Jean-Charles Henri Naouri, French, divorced, business manager, bearer of the Passport of the Republic of France No. 06AZ68039, domiciled at 1 Avenue du Maréchal Maunoury, Paris, France, for the chair of Chairman of the Board of Directors, dully represented under the terms of Paragraph 2nd of Article 146 of Law 6.404/76 by Mr. Luis Frederico Barbosa Battendieri, Brazilian, lawyer, divorced, bearer of the Identity Card RG No. 11.882.70, SSP/DF, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under nr. 605.642.021-34, resident and domiciled at Cidade de São Paulo, Estado de São Paulo, with business office at Rua dos Pinheiros, nº 870, 12º Andar, conjunto 123/124, CEP 05422-001,Arnaud, Daniel, Charles, Walter, Joachim Strasser, French, married, business manager, bearer of the Identity Card for Foreign Citizens RNE No. V871.431-T, enrolled at Brazilian’s Taxpayer Number CPF/MF under the No. 234.109.258-64, resident and domiciled at Cidade de São Paulo, Estado de São Paulo, with business officer at Avenida Brigadeiro Luis Antonio, 3142, for the chair of Vice-Chairman of the Board of Directors, Antoine Marie Rémi Lazare Giscard D’Estaing, French, married, business manager, bearer of the Passport of the Republic of France No. 06AC13079, domiciled at 1, Esplanade de France, 42008 Saint Etienne, Cedex 2, France, dully represented under the terms of Paragraph 2nd of Article 146 of Law 6.404/76 by Mr. Luis Frederico Barbosa Battendieri, Brazilian, lawyer, divorced, bearer of the Identity Card RG No. 11.882.70, SSP/DF, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under nr. 605.642.021-34, resident and domiciled at Cidade de São Paulo, Estado de São Paulo, with business office at Rua dos Pinheiros, nº 870, 12º Andar, conjunto 123/124, CEP 05422-001;Yves Desjacques, French, married, human resources officer, bearer of the Passport of the Republic of France No. 09AH700733, domiciled at 1, Esplanade de France, 42008 Saint Etienne, Cedex 2, France, dully represented under the terms of Paragraph 2nd of Article 146 of Law 6.404/76 by Mr. Luis Frederico Barbosa Battendieri, Brazilian, lawyer, divorced, bearer of the Identity Card RG No. 11.882.70, SSP/DF, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under nr.

605.642.021-34, resident and domiciled at Cidade de São Paulo, Estado de São Paulo, with business office at Rua dos Pinheiros, nº 870, 12º Andar, conjunto 123/124, CEP 05422-001, Roberto Oliveira de Lima, Brazilian, divorced, business manager, bearer of the Identity Card RG No. 4.455.053, SSP/SP, enrolled at Brazilian’s Taxpayer Number CPF/MF under the No. 860.196.518-00, resident and domiciled at Cidade de São Paulo, Estado de São Paulo, at Rua Afonso Braz, nº 579 – 3º Andar, CEP 04511-011; Luiz Augusto de Castro Neves, Brazilian, married, former diplomat, bearer of the Identity Card RG No. 02.107.138-6 DETRAN/RJ, enrolled at Brazilian’s Taxpayer Number CPF/MF under the No. 046.432.327-49, resident and domiciled at Cidade de São Paulo, Estado de São Paulo, with business office at Rua Candelária, nº 9, CEP 20091-020; Eleazar de Carvalho Filho, Brazilian, married, economist, bearer of the Identity Card RG No. 11.620.489, SSP/SP, enrolled at Brazilian’s Taxpayer Number CPF/MF under the No. 382.478.107-78, resident and domiciled at Cidade de São Paulo, Estado de São Paulo, at Rua Artur Ramos, nº 339, Torre 3, apt. 301, CEP 01454-010; Luiz Aranha Corrêa do Lago, Brazilian, married, economist, bearer of the Identity Card RG No. nº 2259223 IFP/RJ, enrolled at Brazilian’s Taxpayer Number CPF/MF under the No. 375.703.317-53, resident and domiciled at Cidade do Rio de Janeiro, Estado do Rio de Janeiro, at Praia de Botafogo, 130 apt. 1501, CEP 22250-040; and Maria Helena dos Santos Fernandes Santana, Brazilian, married, economist, bearer of the Identity Card RG No. nº 6.578.061-9, SSP/SP, enrolled at Brazilian’s Taxpayer Number CPF/MF under the No. 036.221.618-50, resident and domiciled at Cidade de São Paulo, Estado de São Paulo, with business office at Avenida Brigadeiro Luís Antônio, No. 3142; all of them for chairs of members of the Board of Directors. All members of Company’s Board of Directors were elected by means of Company’s controlling shareholder. The members of the Board herein elected declare, under the law, not to have committed any of the crimes stated in the Brazilian laws that would prevent them from exercising any business activity, being fully aware of Section 147 of Law no. 6,404/76. The members of the Board of Director herein elected shall take office upon execution of the Instrument of Title drafted in the relevant book. Lastly, the minority preferred shareholders did not exercise their option under the terms of Article 141, Paragraph 4th, of Law 6.404/76.

6.7.            Approved, by unanimous vote of the present, the Management Proposal for ratification of (i) the acquisition of controlling participation of Nova Pontocom Comércio Eletrônico S.A. and (ii) the approval of the Evaluation Report for the acquisition of controlling participation of Nova Pontocom Comércio Eletrônico S.A., in compliance with Article 256; §1º, of Law No. 6.404/76.

7.                  DOCUMENTS FILED: (a) Call Notice; (b) Financial Statements for the fiscal year ended on December 31, 2013; (c) Management Proposals; (d) Bylaws; (e) Evaluation Report of Nova Pontocom Comércio Eletrônico S.A., in compliance with Article 256, Paragraph 1st, of Law 6.404l/76.

ADJOURNMENT:  With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present. São Paulo, April 16, 2014. Summary of the minutes drawn up on the proper book, as provided for by paragraph 3 of article 130 of Law No. 6404/76. Meeting Board: Ronaldo Iabrudi dos Santos Pereira – Chairman and Marcelo Acerbi de Almeida – Secretary. Attending Shareholders: Wilkes Participações S.A. represented by Pedro Testa; Sudaco Participaçes Ltda. represented by Pedro Testa; Abu Dhabi Retirement Pensions And Benefits Fund, Acadian Emerging Markets Equity Fund, Acadian Emerging Markets Equity II Fund LLC, Acadian Tax Aware Emerging Markets Equity Fund LLC,  Advanced Series Trust - AST Parametric EME Portfolio,  Advanced Series Trust - AST Prudential Growth Allocation Por, Advanced Series Trust - AST QMA Emerging Markets Equity Port, Advisors Inner Circle Fund-Acadian E.M. Portf, Alaska Permanent Fund, Arizona Psprs Trust, Ascension Health Master Pension Trust, AT&T Union Welfare Benefit Trust, Azl Blackrock Global Allocation Fund, Batterymarch Global Emerging Markets Fund, Bellsouth Corporation RFA VEBA Trust, Best Investment Corporation, Blackrock CDN MSCI Emerging Markets Index Fund, Blackrock Institutional Trust Company NA, BNY Mellon Funds Trust - BNY Mellon Emerging Markets Fund, British Airways Pen Trustees Ltd-Main A/C, British Airways Pension Trustees Ltd. (MPF A/C), Caisse De Depot et Placement Du Quebec, California Public Employees  Retirement System, CF DV Emerging Markets Stock Index Fund, Chang Hwa Com BK LTD IN ITS CAP AS M CUST OF P  LAT A EQ FD, City of New York Group Trust, College Retirement Equities Fund, Commonwealth Superannuation Corporation, Cornell University, County Employees Annuity And Benefit Fd of The Cook County, Db X-Trackers Msci Brazil Hedged Equity Fund, DGAM Emerg Markets Equity Fund LP, Dominion Resources, INC. Master Trust, Dow Retirement Group Trust, Dreyfus Investment Funds – Dreyfus The B. C. E. M. C. E. F., Dte Energy Comp Affiliates Employee Benefit Plans Master Tru, Dte Veba Master Trust, EAFE Equity Fund, Emerging Markets Equity Fund S Of M P F World Funds, LLC, Emerging Markets Equity Index Master Fund, Emerging Markets Equity Index Plus Fund, Emerging Markets Ex-Controversial Weapons Equity Index Fd B, Emerging Markets Index Non-Lendable Fund, Emerging Markets Index Non-Lendable Fund B, Emerging Markets Sudan Free Equity Index Fund, Emerging Mkts Eqty Mgrs: Portfolio 1 Offshore Master L.P., Employees  Ret System of The State Of Hawaii, Evangelical Lutheran Church in America B O Pn, Evergreen Alternative Capital INC., Exelon Corporation Pension Master Retirement Trust, Fidelity Active Strategy Sicav, Fidelity Funds - Latin America Fund, Fidelity Funds Emerging Markets Fund, Fidelity Global Fund, Fidelity International Disciplined Equity Fund, Fidelity Invest Trust Latin America Fund, Fidelity Latin America Fund, Fidelity Rutland Square Trust II: Strategic A E M Fund, Fidelity Salem Street Trust: Fidelity Series G Ex US I Fd, Fidelity Salem Street Trust: Spartan Emerging Markets Ind Fd, Fidelity Salem Street Trust:

Spartan Gl ExU.s. Index Fund, First Trust Bick Index Fund, First Trust Brazil Alphadex Fund, Florida Retirement System Trust Fund, Florida State Board of Administration, Ford Motor Co Defined Benef Master Trust, Ford Motor Company Of Canada, L Pension Trust, Future Fund Board Of Guardians, Global Advantages F - Emg Mkts High Value Teilfonds, GMAM Group Pension Trust II, GMAM Investment Funds Trust, Goldman Sachs Growth Markets Equity Sub-Trust, Goldman Sachs Growth Markets Equity Sub-Trust N, HSBC Bric Equity Fund, IBM 401 (K) Plus Plan, Illinois State Board Of Investment, INGEmerging Markets Index Portfolio, Ishares II Public Limited Company, Ishares III Public Limited Company, Ishares MSCI ACWI EX US Index Fund, Ishares MSCI ACWI Index Fund, Ishares MSCI Brazil Capped Etf, Ishares MSCI BRIC Index Fund, Ishares MSCI Emerging Markets Index Fund, Ishares Public Limited Company, Japan Trustee Services Bank, Ltd Re: Stb Emerging Markets Hi, Japan Trustee Services bank, Ltd. Stb Brazil Stock Mother Fund, Japan Trustee Services bk, Ltd. Re: Rtb Nikko BEA Mother Fd, Kansas Public Employees Retirement System, Legg Mason Global Funds PLC, Lucent Technologies INC. Master Pension Tr, LVIP Blackrock Emerging Markets Rpm Fund, Manulife Asset Management Emerging Markets Equity Pooled F, March Fund - March Global Equity Fund, Marquis Institutional Global Equity Portfolio, Mellon Bank N.A EB Collective Investment Fund Plan, Microsoft Global Finance, Ministry Of Strategy And Finance, National Council For Social Security Fund, National W Bank Plc As T Of J Global Emerging Markets Fd, National Westminster B PLC As Trustee Of The Jupiter G M Fd, Nav Canada Pension Plan, New York State Teachers Retirement System, New Zealand Superannuation Fund, Northern Trust Investiment Funds PLC, NZAM EM8 Equity Passive Fund, Ontario Teachers Pension Plan Board, Pictet - Emerging Markets Index, Pictet Funds S.A Re: Pi (Ch)-Emerging Markets Tracker, Pimco Eqs Emerging Markets Fund,  Pimco Funds Global Investors Series PLC, Pioneer Emerging Markets Fund, Pioneer Emerging Markets VCT Portfolio, Powershares Ftse Rafi Emerging Markets Portfolio, Powershares S&P Emerging Markets Low Volatility Portfolio, PPL Services Corporation Master Trust, Principal Funds, INC - Diversified International Fund, Principal Life Insurance Company, Principal Variable Contracts Funds,Inc-Diver Int Account, Prudential Retirem Insurance And Annuity Comp, Public Employee Retirement System Of Idaho, Pyramis global Ex U.S. Index Fund LP, Pyramis Group Trust For Employee Benefit Plans, Pyramis Select Emerging Markets Equity Trust, San Diego Gas & Elec Co Nuc Fac Dec Tr Qual, Schwab Emerging Markets Equity Etf, SCRI Robeco Institutioneel Emerging Markets Quant Fonds, Southern Cal ED C N F Q C DC MT S ON P VD N G, SSGA MSCI Brazil Index Non-Lending QP Common Trust Fund, State Of Oregon, State of Wisconsin Invt. Board Master Trust, State St B and T C Inv F F T E Retir Plans, Stichting Philips Pensioen Fonds, Teacher Retirement System of Texas, Teachers Retirement System Of The State Of Illinois, The Board of Regents Of The University Of Texas System, The Boeing Company Employee Savings Plans Master Trust, The California State Teachers Retirement Sys., The First Church of Christ Scient B Mass, The General Motors Canadian

Hourly-Rate Employees Pension Pl, The General Motors Canadian Retirement Program For Salaried, The Honeywell Intl INC Master Retirement Trust, The Master T Bk of Jp, Ltd As T Of Pinebridge E Mkt E M Fd II, The Monetary Authority of Singapore, The Pension Reserves Investment Manag. Board, The Seventh Swedish National Pension Fund - Ap7 Equity Fund, The State Teachers Retirement System Of Ohio, The United Nations Joints Staff Pension Fund, The Washington University, TIAA-CREF Funds - TIAA-CREF Emerging Markets Equity Fund, TIAA-CREF Funds - TIAA-CREF Emerging Markets Equity I F, Trilogy Investment Funds PLC, UAW Retiree Medical Benefits Trust, UPS Group Trust,  Utah State Retirement Systems, Vang FTSE All-World Ex-Us Index Fd, A S Of V Inter E I Fds, Vanguard Emerging Markets Stock Index Fund, Vanguard Funds Public Limited Company, Vanguard Total Wsi Fd, A Sov International Equity Index Fds, Virginia Retirement System e Wells Fargo Advantage Diversified Stock Portfolio (Citibank), Arisaig Funds PLC, Arisaig Global Emerging Markets Consumer Fund LLC, Arisaig Latin America Consumer Fund LLC, Emerging Markets Equity Corporate Class, Emerging Markets Equity Pool, Hua Nan Com Bank  The Mas Cus Of Hsbc New Rich Eq Fd, ING Briicss Fund, Select International Equity Managed Corporate Class, Select International Equity Managed Fund, Signature Emerging Markets Corporate Class, Signature Emerging Markets Fund, Signature International Corporate Class e Signature International Fund (HSBC) represented by Paulo Roberto Esteves; Amundi Funds e Blackwell Partners LLC (Itaú) represented by Paulo Roberto Esteves; City of Philadelphia Pub Employees Ret System, Connecticut General Life Insurance Company, Fidelity Institutional Fd Fid Emerging Markets Fd, Fidelity Institutional Funds Icvc - Select Em Ma Eq Fund, Fidelity Investment Money Management Inc, Franklin Templeton Investment Funds, H.E.S.T. Australia Limited, JNL/Blackrock Global Allocation Fund, JNL/Mellon Capital Emerging Markets Index Fund, Missouri Education Pension Trust, Nationwide Bailard Emerging Markets Equity Fund, Norges Bank, Public Employees Retirement System Of Ohio, Retirement Income Plan of Saudi Arabian Oil Company, SBC Master Pension Trust, State of Wyoming, Stichting Depositary Apg Emerging Markets Equity Pool, The Master Trust Bank of Japan, LTD. As T. for MTBJ400045835, Vanguard Investment Series PLC e Vanguard Total International Stock Index Fd, A Se  Van S F (JP Morgan) represented by Paulo Roberto Esteves; Actions Selection Monde - Banco Santander (Brasil) S.A., Amundi Actions Emergents, Carmignac Investissement - Banco Santander S.A., Carmignac Patrimoine - Banco Santander S.A., FDA 21 - Banco Santander (Brazil) S.A. e GRD 21 - Banco Santander (Brasil) S.A. (Santander) represented by Paulo Roberto Esteves. Summary of the minutes drawn up on the proper book, as provided for by paragraph 3 of article 130 of Law No. 6404/76.

Marcelo Acerbi de Almeida

Secretary

EXHIBIT I TO THE MINUTES OF THE ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

HELD ON APRIL 16, 2014

Bylaws of

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF n. 47.508.411/0001-56

NIRE 35.300.089.901

Authorized-Capital Publicly-Held Company

CHAPTER I - NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, Administrators and members of the Fiscal Council, when installed, subject themselves to the provisions of the Regulamento de Listagem do Nível 1 de Governança Corporativa da BM&FBOVESPA (“Level 1 Regulation”).

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g) rental of any recorded media;

h) provision of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) provision of data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) utilization of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analysis, planning and markets research;

r) performance of market test for the launching of new products, packing and labels;

s) creation of strategies and analysis of "comportamento setorial de vendas", of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u) leasing and subleasing of its own or third-party furnishings;

v) provision of management services;

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

x) Agency, brokerage or intermediation of coupons and tickets; and

y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets,  forms of compensation, printed and documents in general.

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is six billion, seven hundred seventy nine million, eight hundred eighty  two thousand, three hundred and eighty Brazilian Reais and eighty five cents R$ 6,779,882,380.85, fully paid in and divided into two hundred sixty four million, nine hundred twenty three thousand, four hundred and twenty three  264,923,423 shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one 99,679,851 are common shares and one hundred sixty five million, two hundred forty three thousand, five hundred and seventy two 165,243,572 are preferred shares.

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common shares entitles its holder to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Officers Committee (“Diretoria”). Conversion requests received by the Executive Officers Committee (“Diretoria”) should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários").

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of 2/3 (two thirds) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 (eight cents of Real) per one (1) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these By-Laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS MEETING

ARTICLE 8 -The General Meeting is the meeting of the shareholders, shareholders may attend in person or appoint and constitute their representatives as per dispositions of the Law, in order to deliberate matters that interest the Company

ARTICLE 9 – The General Shareholders' Meeting shall be called, instated and chaired by the Board of Directors Chairman, in his absence, by the Board of Directors Vice-Chairman or , in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

I. the amendment to the Company's Bylaws;

II. the appointment and removal of members of the Company's Board of Directors at any time;

III. the appointment and removal of the Chairman and the Vice-Chairman of the Company's Board of Directors;

IV. the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V. the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI. the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII. the approval of any proposal for change the corporate form, amalgamation, merger (including merger of shares - incorporação de ações), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII. the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX. the approval of the accounts of the liquidator(s);

X. the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI. the approval or the amendment of the annual operating plan; and

XII. the approval of any delisting of shares of the Company for trading on stock exchanges.

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Officers Committee.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Officers Committee shall be up to two (2) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Officers shall take office by signing their oaths in the Book of Minutes of the Board of Directors or of the Executive Officers Committee, as the case may be. The investiture of the members of the Board of Directors and the Executive Officers Committee shall be conditioned on prior execution of the Statement of Consent of the Administrators under the terms of the provision in the Level 1 Regulation, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Officers Committee shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE13-The Board of Directors shall consist of at least three (3) and no more than twelve (12) members, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, General Shareholders’ Meeting shall be called in order to proceed with a new election.

ARTICLE 14 - The Board of Directors shall have a Chairman and a Vice-Chairman, both appointed by the General Shareholders' Meeting.

Sole Paragraph - In the event of absence of the Chairman of the Board of Directors, he shall be replaced by the Vice-Chairman of the Board of Directors. In the event of permanent vacancy of the Chairman, the Vice-Chairman shall automatically take his position and call a General Shareholders’ Meeting within fifteen (15) days from the date of vacancy, for the appointment of the new Chairman of the Board of Directors in permanent manner, until the end of the relevant term in office.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these By-laws.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by the Vice-Chairman of the Board of Directors.

First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

ARTICLE 17 - The Board of Directors shall approve its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Officers Committee and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants, observed the Audit Committee’s recommendation;

h) issue an opinion on any and all proposals of the Executive Officers Committee to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Officers Committee, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to 15% (fifteen per cent) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or in excess of an amount equal to 1% (one percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA of the preceding twelve (12) months; and

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or in excess of an amount equal to 1% (one percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

First Paragraph - In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

q) the approval of any change in the Company's dividend policy;

Second Paragraph - The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II

Committees

ARTICLE 19 – The Company shall have as support committee to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, at least two (2) of which shall be external and independent members (“External Members”), observed the provisions of Article 21 and the Chapter V of these By-Laws.

First Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

Second Paragraph - The External Members of the Audit Committee shall

a) not be a member of the Board of Directors of the Company or of its controlled companies; and

b) have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements.

ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

a) death or resignation;

b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c) a substantiated decision of the Board of Directors.

Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph -The Audit Committee shall:

a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) Review the quarterly financial information and the periodic financial statements prepared by the Company;

d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 22 – The Board of Directors may constitute other Committees and decides their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and liabilities of the administrators.

Section III

Executive Officers Committee (“Diretoria”)

ARTICLE 23 - The Executive Officers Committee (“Diretoria”) shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer, one (1) Investor Relations Executive Officer and the others Vice Chief Executive Officers and Officers.

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these by-laws and those establish by the Board of Directors and shall keep mutual corporation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer, shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 25 - The Executive Officers Committee shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Officers Committee is the presence of at least one third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Officers Committee shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 26 - In addition to the duties that may be attributed to the Executive Officers Committee by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Officers Committee shall have the power to:

I - manage the Company’s business and ensure compliance with these bylaws;

II – ensure that the Company’s purpose is carried out;

III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI – suggest investment and operating plans or programs to the Board of Directors;

VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and

IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:

a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c) call and install the meetings of the Executive Officers Committee;

d) coordinate and conduct the process of approval of the annual/pluriannual budget and of the investment and expansion plans together with the Board of Directors; and

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

a) jointly by two Executive Officers;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VI

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 35 - The Company may, at the discretion of the Executive Officers Committee, prepare quarterly or semi-annual balance sheets.

CHAPTER VII

PROFIT DESTINATION

ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV - the remaining net profits shall have the following destination:

a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER VIII

LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX

FINAL PROVISIONS

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted in Reais using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 41 - The cases not regulated in these by-laws shall be solved in conformity with current applicable legislation.

ARTICLE 42 - The present by-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 16, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.